SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.1)*

Assured Guaranty Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G0585R106
(CUSIP Number)
March 10, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0585R106
1.	Name of Reporting Person Dexia SA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Belgium
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) HC

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Assured Guaranty Ltd.
(b)	Address of Issuer’s Principal Executive Offices:
30 Woodbourne Avenue Hamilton HM 08 Bermuda
Item 2.
(a)	Name of Person Filing:
Dexia SA
(b)	Address of Principal Business Office or, if none, Residence:
Dexia SA Place Rogier 11 B - 1210 Brussels, Belgium
(c)	Citizenship:
Belgium
(d)	Title of Class of Securities:
Common Shares, par value $0.01 per share
(e)	CUSIP Number:
G0585R106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership
(a) Amount Beneficially Owned: 0*
*On August 13, 2009, prior to the sale of all of the 21,848,934 Common Shares by Dexia SA, Dexia Holdings, Inc. transferred all of such Common Shares to Dexia SA such that Dexia SA became the direct holder of such Common Shares.
(b) Percent of Class: 0
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following box ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2010

DEXIA SA
By:	/s/ Michel Buysschaert
Name: Michel Buysschaert Title: Agent and Attorney-in-fact